GREAT QUEST
METALS LTD.

82-3116

02049827

SUPPL

02 SEP -9 AM 9:30

August 28, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 28, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

dlw 9/9

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

August 28, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Explores The Sabakonkon Zone West Of The Main TD Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., (TSX Venture Exchange GQ) is pleased to announce the completion of the first program on the Sabakonkon zone, located in the western side of the TD concession, Bourdala property, Mali, West Africa. During the program geological mapping and soil sampling was completed over a 800 by 2400 metre area. The Sabakonkon (by definition, the hill of the great serpent) consists partly of a 80 by 100 metre wide zone of tourmaline sandstone with quartz veins. This zone has been traced for 1200 metres and is open in two directions. Two grab samples from here assayed 72 and 3580 parts per billion.

A one-kilometre long zone of orpaillage, where gold powder and nuggets have been recovered by the orpailliurs or hand miners, occurs 100 metres to the east of the tourmaline sandstone. The area ranges from 50 to 200 metres wide and was worked about 10 years ago by up to 1000 orpailliurs. The orpaillage is in alluvium (transported material) and eluvium (residual soil). Where in eluvium, tourmaline in quartz veins and tourmalinite occur. The source of the gold, tourmaline and quartz is thought to be either the intrusive to the west or an underlying granitic intrusive. The geology between the sandstone and orpaillage is not known because it is covered by alluvium and laterite.

The main area of soils anomalous in gold occurs between the area of orpaillage and the main TD zone further to the east. The area trends 1400 metres to northwest and 800 metres northeast. Values range from 108 to 1203 ppb. The underlying geology is not known here because much of this area is covered by laterite and alluvium.

The Company is preparing to start drilling in the Bourdala area around October 1, 2002. The Company will be testing 5 separate drill targets including the Sabakonkon zone. Before drilling, a program of pitting is planned for the Sabakonkon area to more specifically define drill targets within the broad area of interest.

Willis W. Osborne
President

N E W S R E L E A S E